GFI SOFTWARE S.A.
7A rue Robert Stümper
L-2557 Luxembourg
Grand Duchy of Luxembourg

November 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:   Katherine Wray, Attorney-Advisor

Re:          GFI Software S.A. request to withdraw
Registration Statement on Form F-1 (File No. 333-184731)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GFI Software S.A., a Luxembourg joint stock corporation (société anonyme) (the “Company”), hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1, originally filed November 2, 2012 (File No. 333-184731) (together with all amendments and exhibits thereto, collectively, the “Registration Statement”).

At this time, the Company has determined not to proceed with its initial public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.  The Company confirms that no securities of the Company were sold pursuant to the Registration Statement.  In accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please provide Gregory Astrachan of Willkie Farr & Gallagher LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  Mr. Astrachan’s facsimile number is (212) 728-9608.  If you have any questions regarding this application for withdrawal, please call Mr. Astrachan at (212) 728-8608.

Very truly yours,

/s/ Walter Scott

Walter Scott
Chief Executive Officer

cc:           Gregory Astrachan, Esq.